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FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECD S.E.C.
MAY 3 2002
070

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

PROCESSED
MAY 1 7 2002
THOMSON FINANCIAL

For the month of May 1, 2002

TPG N.V. Director Investor Relations

(Translation of registrant's name into English)

Neptunusstraat 41-63, Hoofddorp The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

(1)

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

____
(Registrant)

Date______________ By:__________________________
(Signature)*

* Print the name and title of the signing officer under his signature.

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer Pursuant to Rules 13a-16 and 15d-16

under the Securities Exchange Act of 1934

General Instructions

A. Rule as to Use of Form 6-K.

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B. Information and Document Required to be Furnished.

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer

i. makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or
ii. files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or
iii. distributes or is required to distribute to its securityholders.

The information required to be furnished pursuant to (i), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning; changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant's certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of securityholders; transactions with directors, officers or principal securityholders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to securityholders.

This report is required to be furnished promptly after the material contained in the report is made public as described above. The information and documents furnished in this report shall not be deemed to be "filed" for the purposes of Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C. Preparation and Filing of Report.

This report shall consist of a cover page. the document or report furnished by the issuer, and a signature page. Eight complete copies of each report on this form shall be deposited with the Commission. At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act. At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed. Unsigned copies shall be con formed.

D. Translations of Papers and Documents into English.

Reference is made to Rule 12b-12(d). Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to securityholders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language. English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof. If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports. In no event are copies of original language documents or reports required to be furnished.

http://www.sec.gov/divisions/corpfin/forms/6-k.htm
Last update: 02/01/2001

Corporate Head Office

Press Office
Neptunusstraat 41-63, 2132 JA HOOFDDORP
Postbus 13.000, 1100 KG AMSTERDAM
Netherlands
Telephone +31 20 500 6221
Fax +31 20 500 75 20

Press release

Date
2 May 2002

TPG fills logistics strategic gap in the Nordics with DSV A/S joint venture.

Mail, Express and Logistics company TPG N.V. announced today that through its division TNT Logistics, it has acquired a 50% stake in DFDS Transport Logistics (registered as DSV Logistik Holding A/S), a subsidiary of DSV A/S. The joint venture creates a leading logistics player in the Nordic region and fills a strategic white spot in TPG's European logistics activities.

DSV A/S is a transport, logistics and environment group, with a strong base in Denmark, Sweden, Norway and Finland. DSV A/S has recently restructured and separated its Nordic logistics business from the rest of the group. This separate entity is called DFDS Transport Logistics. DSV A/S will retain ownership of the remaining 50% of the company.

DFDS Transport Logistics employs some 700 staff and offers services in TNT Logistics' key strategic sectors of fast moving consumer goods, hi-tech and automotive. The company operates 40 multi-user warehouse sites totalling 300,000m^2 in Denmark, Sweden, Finland and Norway. Its customers include major international and local companies in the Nordic region. Annual revenues in 2001 were approximately EUR 110 million. The joint venture will become one of the leading logistics players in the Nordic region and will trade under the name TNT DFDS Transport Logistics.

Roberto Rossi, TPG's Group Managing Director for TNT Logistics, says: "The joint venture fills a white spot for TNT Logistics. The Nordic region is a key area of expansion for us. The region has above average growth for outsourced logistics and is also positioned as an entry point to the Baltics and the Russian markets. TNT Logistics brings to the joint venture a wide range of logistics expertise, know-how and customer relationships, which is expected to boost revenue growth and profitability of the company in the near future. Also, via the extensive European network of TPG, the company will be able to provide more extensive logistics services for its Nordic multinational clients across the Nordic region and throughout Europe."

The joint venture is subject to approval by the appropriate competition authorities.

Notes to the editors:
TPG N.V., with its two brands TNT and Royal TPG Post, is a global provider of mail, express and logistics services. It employs over 141,000 people in 59 countries and serves over 200 countries. The company reported sales of EUR 11.2 billion in 2001. In the first quarter of 2002 sales grew by 8.5 percent. TPG N.V. is publicly listed on the stock exchanges of Amsterdam, New York, London and Frankfurt. The TPG website address is: www.tntpost.com.

TNT Logistics, a division of TPG, employs more than 31,000 people who operate in 32 countries managing over 5.2 million m^2 of warehouse space. In 2001, TNT Logistics reported sales of EUR 3.1 billion. The TNT Logistics website address is: www.tnt.com/logistics.

For further information, please contact:
Tony Danby
TPG Media Relations
Telephone: + 31 20 500 6426
Mobile. +31 623308332
E-mail: tony.danby@tntpost.com